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[METLIFE LETTERHEAD]

MetLife Investors Insurance Company
5 Park Plaza, Suite 1900
Irvine, CA 92614

First MetLife Investors Insurance Company
200 Park Avenue
New York, NY 10166

VIA EDGAR TRANSMISSION
______________________

October 9, 2009

Ms. Alison White, Esq.
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4644

RE: POST-EFFECTIVE AMENDMENT TO REGISTRATION STATEMENT ON FORM N-4 FOR METLIFE INVESTORS INSURANCE COMPANY AND METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE (FILE NO. 333-54358)

     POST-EFFECTIVE AMENDMENT TO REGISTRATION STATEMENT ON FORM N-4 FOR FIRST METLIFE INVESTORS INSURANCE COMPANY AND FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE (FILE NO. 333-96775)

Dear Ms. White:

On behalf of MetLife Investors Insurance Company and First MetLife Investors Insurance Company (the "Companies") and their respective separate accounts, MetLife Investors Variable Annuity Account One and First MetLife Investors Variable Annuity Account One (the "Separate Accounts"), the Companies acknowledge, with respect to the above-referenced filings, that:

  . should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

  . the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Companies, on behalf of the Separate Accounts, from their full responsibilities for the adequacy and accuracy of the disclosure in the filings; and

  . the Companies, on behalf of the Separate Accounts, may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or further comments, please call the undersigned at
(949) 223-5680 or W. Thomas Conner at (202) 383-0590.

Sincerely,

/s/ Richard C. Pearson
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Richard C. Pearson
Vice President and Associate General Counsel

cc: W. Thomas Conner, Esq.
    Michele H. Abate, Esq.
    John M. Richards, Esq.